CUSIP No. G7006A109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Perfect Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.10 per share

(Title of Class of Securities)

G7006A109**

(CUSIP Number)

Liang-Chu Sun
Director, Perfect AA Corp.

15F., No.100, Minquan RD., Xindian Dist.
New Taipei City 231

Taiwan (R.O.C)

+886-2-8667-1298

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 28, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G7006A109

1	NAMES OF REPORTING PERSONS: Perfect AA Corp.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands
	7	SOLE VOTING POWER:

NUMBER OF		5,115,694(1)
SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,115,694(1)
WITH	10	SHARED DISPOSITIVE POWER:

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,115,694(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.04% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO, IV

(1)	Represents 5,115,694 Class A Ordinary Shares held on behalf of employees who have exercised their stock options of Perfect Corp.

(2)	Percentage is calculated based on 101,475,077 Class A Ordinary Shares issued and outstanding as of January 18, 2023.

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CUSIP No. G7006A109

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership interests of the Reporting Persons (as defined below) in the Class A ordinary shares, par value $0.10 per share (the “Class A Ordinary Shares”), of Perfect Corp., a Cayman Islands exempted company with limited liability (the “Issuer”). The principal executive office of the Issuer is 14F, No. 98 Minquan Road, Xindian District, New Taipei City 231, Taiwan.

Item 2. Identity and Background.

(a)-(c) This Schedule 13D is being filed by the following entity (the “Reporting Person” or "Perfect AA"):

Name	State or Other Place of Organization	Principal Business	Address of Principal Office
Perfect AA Corp.	British Virgin Islands	Investment company, for the purpose of holding shares of Perfect Corp. Class A Ordinary Shares on behalf of Perfect Corp. employees who have exercised their stock options.	Sea Meadow House, Blackburne Highway, P.O. Box 116, Road Town, Tortola, British Virgin Islands

(d) – (e) No Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 3.

Perfect AA is a British Virgin Islands company that holds Class A Ordinary Shares of the Issuer on behalf of employees who have exercised their stock options.

Business Combination

On March 3, 2022, Provident Acquisition Corp. (“Provident”) entered into the Agreement and Plan of Merger with the Issuer, Beauty Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of the Issuer (“Merger Sub 1”) and Fashion Corp., an exempted company incorporated with limited liability under the laws of Cayman Islands and a wholly-owned subsidiary of the Issuer (“Merger Sub 2”), and on September 16, 2022, the Sponsor entered into the First Amendment to Agreement and Plan of Merger with the Issuer, Merger Sub 1 and Merger Sub 2 (collectively, the “Business Combination Agreement”).

On October 27, 2022, the FPA Investors completed the FPA Investment. On October 28, 2022 (the “Closing Date”), pursuant to the Business Combination Agreement, (i) Merger Sub 1 merged with and into Provident (the “First Merger”), with Provident surviving the First Merger as a wholly-owned subsidiary of the Issuer, and (ii) immediately after the consummation of the First Merger, Provident (as the surviving company of the First Merger) merged with and into Merger Sub 2 (the “Second Merger”), with Merger Sub 2 surviving the Second Merger as a wholly-owned subsidiary of the Issuer (the “Business Combination”).

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CUSIP No. G7006A109

On the Closing Date, immediately prior to the effective time of the First Merger (the “First Merger Effective Time”), (i) the Sixth Amended and Restated Memorandum and Articles of Association of the Issuer became effective, and (ii) the Issuer effected a share combination such that each common share of the Issuer, par value $0.10 per share, and each preferred share of the Issuer, par value $0.10 per share, was consolidated into a number of shares based on a combination factor provided under the Business Combination Agreement, and upon such share combination, each resulting share was repurchased and cancelled in exchange for the issuance of one Class A Ordinary Share (where the holder thereof was not DVDonet.com. Inc., Golden Edge Co., Ltd., World Speed Company Limited or Alice H. Chang (each, a “Founder Party”)), or one Class B ordinary shares of Perfect, par value $0.10 per share (the “Class B Ordinary Share”) (where the holder thereof was a Founder Party).

Pursuant to the Business Combination Agreement, (i) immediately prior to the First Merger Effective Time, each Provident Class B Ordinary Share, outstanding immediately prior to the First Merger Effective Time was automatically converted into one Provident Class A Ordinary Share in accordance with the amended and restated memorandum and articles of association of Provident, and, (ii) after giving effect to such automatic conversion, at the First Merger Effective Time and as a result of the First Merger, (a) each issued and outstanding Provident Class A Ordinary Share, including but not limited to each of the Forward Purchase Shares, was cancelled in exchange for the right to receive one Class A Ordinary Share, and (b) each outstanding and unexercised warrant of Provident, including but not limited to each of the Forward Purchase Warrants and Private Placement Warrants, was converted into a corresponding warrant of the Issuer exercisable for Class A Ordinary Shares (the “Perfect Warrant”).

The Reporting Person previously held 28,895,100 common shares, which converted into 5,115,694 Class A Ordinary Shares of the Issuer as a result of the consummation of the Business Combination, which resulted in them holding over 5% of the Issuer's Section 12(b) securities.

On October 31, 2022, the Class A Ordinary Shares and Perfect Warrants began trading on the New York Stock Exchange under the symbols “PERF” and “PERF WS,” respectively.

Except where otherwise specified above, the source of funds required for the purchases described herein were from general funds available to the Reporting Person.

The information set forth in this Item 3 and the foregoing descriptions of the Private Placement Warrants Purchase Agreement, Forward Purchase Agreement, and the Business Combination Agreement are qualified in their entirety by reference to the documents themselves, which are filed as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Schedule 13D and are incorporated by reference herein.

Item 4. Purpose of the Transaction.

The information set forth or incorporated in Item 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Person acquired the Class A Ordinary Shares on October 28, 2022 as a result of the consummation of the Business Combination.

For the year ended December 31, 2021, the Issuer paid an aggregate of $2.0 million in cash and benefits to its executive officers and directors, of which $0.3 million was paid in the form of stock options. All of such options have been vested and exercised by December 22, 2021, which is the expiration date of such options. As a result of the consummation of the Business Combination, additional options were granted to the Issuer's executive officers and directors under Perfect Corp.'s 2021 Stock Compensation Plan, as amended on October 25, 2022 as a result of the Business Combination Agreement (the "Stock Compensation Plan"). The additional options have not yet been exercised.

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CUSIP No. G7006A109

General

Although the Reporting Person currently has no specific plan or proposal to acquire or dispose of any of the Class A Ordinary Shares or any securities exercisable for or convertible into Class A Ordinary Shares, other than as described herein, the Reporting Person, consistent with its investment and/or business purposes and with the New Registration Rights Agreement, at any time and from time to time may directly or indirectly acquire additional Class A Ordinary Shares or its associated rights or securities exercisable for or convertible into Class A Ordinary Shares or dispose of any or all of its Class A Ordinary Shares or its associated rights or securities exercisable for or convertible into Class A Ordinary Shares depending upon an ongoing evaluation of its investment in such securities, business relationship with the Issuer, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.

The Reporting Person, solely in its capacity as a shareholder or other securityholder of the Issuer, may engage in communications with one or more other shareholders or other securityholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Person, in its capacity as a shareholder or other securityholder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Other than as described above, the Reporting Person reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider its position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The information set forth in this Item 4 and the foregoing descriptions of the Stock Compensation Plan are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibit 99.5 and Exhibit 99.6 to this Schedule 13D and are incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes that there were 101,475,077 Class A Ordinary Shares  issued and outstanding as of January 18, 2023.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, the Reporting Persons may be deemed to beneficially own up to an aggregate of 5,115,694 Class A Ordinary Shares, representing approximately 5.04% of the total Class A Ordinary Shares outstanding as of January 18, 2023. This number is comprised of Class A Ordinary Shares held on behalf of employees who have exercised their stock options of the Issuer.

The director of the Reporting Person disclaims beneficial ownership of the Class A Ordinary Shares that the Reporting Person may be deemed to beneficially own.

(c) The Reporting Person reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in the Class A Ordinary Shares during the past 60 days, except as disclosed herein.

(d) No one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Person as described in Item 5.

(e) Not applicable.

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CUSIP No. G7006A109

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated by reference in its entirety into this Item 6. Other than the matters disclosed in this Schedule 13D, the Reporting Persons is not a party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
99.1	Form of Private Placement Warrants Purchase Agreement, by and between Provident Acquisition Corp. and Provident Acquisition Holding Ltd. (incorporated herein by reference from Exhibit 10.4 to Provident’s Registration Statement on Form S-1 (File No. 333-251571) filed with the Securities and Exchange Commission on December 22, 2020).
99.2	Forward Purchase Agreement, dated as of December 15, 2020, between Provident Acquisition Corp. and Aventis Star Investments Limited, an affiliate of the Provident Acquisition Holding Ltd. (incorporated by reference to Exhibit 10.11 of Provident’s Registration Statement Form S-1 (File No. 333-251571) filed with the Securities and Exchange Commission on December 22, 2020).
99.3	Agreement and Plan of Merger, dated as of March 3, 2022, by and among Provident Acquisition Corp., Perfect Corp., Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.1 of Provident’s Current Report on Form 8-K (File No. 001-39860), filed with the Securities and Exchange Commission on March 3, 2022).
99.4	First Amendment to Agreement and Plan of Merger, dated as of September 16, 2022, byand among Provident, Perfect, Beauty Corp., and Fashion Corp. (incorporated by reference to Exhibit 2.3 of the Issuer’s Registration Statement on Form F-4/A (File No. 333-263841) filed with the Securities and Exchange Commission on September 19, 2022).
99.5	Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 of the Issuer’s Registration Statement on Form F-4 (File No. 333-263841) filed with the Securities and Exchange Commission on September 29, 2022).
99.6	Amendment to Perfect Corp. 2021 Stock Compensation Plan (incorporated by reference to Exhibit 10.13 of the Issuer’s Registration Statement on Form F-1 (File No. 333-268057) filed with the Securities and Exchange Commission on October 28, 2022).

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CUSIP No. G7006A109

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2023

Perfect AA Corp.

By:	/s/ Liang-Chu Sun
	Name:	Liang-Chu Sun
	Title:	Director

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